UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2023

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2023

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2022

February 2, 2023

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL 050-3613-1179
Quarterly securities report issuing date:	February 14, 2023
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2022

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the nine months ended
December 31, 2022	6,793,767	55.7	848,932	(39.1)	343,175	(67.9)
December 31, 2021	4,362,918	(2.9)	1,393,611	65.8	1,070,398	76.3

(*)	Comprehensive income

                    December 31, 2022:  458,855 million yen,  (66.1) % ;                     December 31, 2021: 1,354,948 million  yen, 25.5%

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the nine months ended
December 31, 2022	27.69	27.42
December 31, 2021	83.44	83.16

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
December 31, 2022	391,386,575	17,693,281	4.3
March 31, 2022	373,731,910	17,988,245	4.6

(Reference) Shareholders’ equity as of    December 31, 2022: 16,656,904 million yen;     March 31, 2022: 17,023,773 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

                        (Total net assets - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2022	—	13.50	—	14.50	28.00
ending March 31, 2023	—	16.00	—
ending March 31, 2023 (Forecast)				16.00	32.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2023 (Consolidated)

MUFG has the target of 1,000.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2023. (There is no change to our earnings target released on May 16, 2022.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	December 31, 2022	12,863,068,820 shares
	March 31, 2022	13,281,995,120 shares
(B) Treasury stocks:	December 31, 2022	754,628,058 shares
	March 31, 2022	667,296,084 shares
(C) Average outstanding of total stocks:	Nine months ended December 31, 2022	12,392,140,124 shares
	Nine months ended December 31, 2021	12,828,619,616 shares

ø This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure.

ø Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward- looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6
(5) Changes in Accounting Policies	6
(6) Changes in Presentation of Financial Information	6
(7) Additional Information	7
(8) Significant Subsequent Events	9

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Nine Months Ended December 31, 2022”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2022	As of December 31, 2022
Assets:
Cash and due from banks	110,763,205	104,314,618
Call loans and bills bought	872,268	954,016
Receivables under resale agreements	12,308,310	13,794,210
Receivables under securities borrowing transactions	4,517,952	4,050,188
Monetary claims bought	6,466,822	7,960,603
Trading assets	17,704,455	21,679,701
Money held in trust	1,332,492	1,393,766
Securities	79,560,579	82,443,754
Loans and bills discounted	110,426,224	119,232,825
Foreign exchanges	2,300,859	2,391,345
Other assets	14,050,293	17,879,539
Tangible fixed assets	1,236,012	1,268,825
Intangible fixed assets	1,344,225	1,462,257
Net defined benefit assets	1,374,607	1,474,489
Deferred tax assets	213,922	509,673
Customers’ liabilities for acceptances and guarantees	10,481,838	11,681,491
Allowance for credit losses	(1,222,162)	(1,104,733)

Total assets	373,731,910	391,386,575

Liabilities:
Deposits	215,427,299	220,385,436
Negotiable certificates of deposit	10,938,831	14,052,200
Call money and bills sold	2,429,791	5,474,724
Payables under repurchase agreements	27,619,262	33,808,984
Payables under securities lending transactions	1,072,578	535,048
Commercial papers	2,108,531	2,902,782
Trading liabilities	12,397,702	16,412,069
Borrowed money	31,763,332	22,766,781
Foreign exchanges	2,182,400	2,752,337
Short-term bonds payable	1,316,803	1,083,799
Bonds payable	13,257,347	15,508,025
Due to trust accounts	12,811,123	10,090,460
Other liabilities	10,861,695	15,549,713
Reserve for bonuses	136,724	139,990
Reserve for bonuses to directors	1,866	3,710
Reserve for stocks payment	8,437	8,834
Net defined benefit liabilities	86,355	95,320
Reserve for retirement benefits to directors	812	774
Reserve for loyalty award credits	17,113	19,938
Reserve for contingent losses	232,291	175,372
Reserves under special laws	4,656	4,660
Deferred tax liabilities	492,451	149,063
Deferred tax liabilities for land revaluation	94,414	91,771
Acceptances and guarantees	10,481,838	11,681,491

Total liabilities	355,743,665	373,693,293

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2022	As of December 31, 2022
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	770,277	502,606
Retained earnings	11,998,157	11,962,825
Treasury stock	(451,288)	(529,145)

Total shareholders’ equity	14,458,659	14,077,799

Net unrealized gains (losses) on available-for-sale securities	1,615,060	356,521
Net deferred gains (losses) on hedging instruments	(81,145)	(559,104)
Land revaluation excess	140,628	138,608
Foreign currency translation adjustments	734,588	2,443,770
Remeasurements of defined benefit plans	193,865	166,187
Debt value adjustments of foreign subsidiaries and affiliates	(37,883)	33,122

Total accumulated other comprehensive income	2,565,114	2,579,104

Non-controlling interests	964,471	1,036,377

Total net assets	17,988,245	17,693,281

Total liabilities and net assets	373,731,910	391,386,575

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the nine months ended December 31, 2021	For the nine months ended December 31, 2022
Ordinary income	4,362,918	6,793,767
Interest income	1,887,228	3,777,403
Interest on loans and bills discounted	1,208,048	1,962,953
Interest and dividends on securities	397,420	1,152,253
Trust fees	107,925	107,390
Fees and commissions	1,245,749	1,384,135
Trading income	176,842	411,522
Other operating income	268,460	376,637
Other ordinary income	676,711	736,678
Ordinary expenses	2,969,306	5,944,835
Interest expenses	395,989	1,445,092
Interest on deposits	135,630	531,575
Fees and commissions	223,068	243,550
Trading expenses	2,970	19,077
Other operating expenses	113,393	1,310,837
General and administrative expenses	2,006,496	2,206,193
Other ordinary expenses	227,387	720,083

Ordinary profits	1,393,611	848,932

Extraordinary gains	126,805	10,097
Gains on disposition of fixed assets	21,701	10,097
Gains on change in equity	64,601	—
Gains on sales of shares of affiliates	27,870	—
Gains on transfer of businesses	8,391	—
Gains on sales of shares of subsidiaries	4,240	—
Extraordinary losses	64,209	74,664
Losses on disposition of fixed assets	7,791	9,837
Losses on impairment of fixed assets	36,756	11,709
Provision for reserve for contingent liabilities from financial instruments transactions	4	3
Losses on sales of shares of affiliates	—	29,401
Losses on change in equity	19,657	23,711

Profits before income taxes	1,456,207	784,365

Income taxes-current	270,579	373,662

Refund of income taxes	(14,170)	(49,569)

Income taxes-deferred	69,919	57,430

Total taxes	326,327	381,524

Profits	1,129,879	402,841

Profits attributable to non-controlling interests	59,481	59,665

Profits attributable to owners of parent	1,070,398	343,175

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the nine months ended December 31, 2021	For the nine months ended December 31, 2022
Profits	1,129,879	402,841
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(90,033)	(1,101,118)
Net deferred gains (losses) on hedging instruments	(65,601)	(489,208)
Foreign currency translation adjustments	267,237	1,101,845
Remeasurements of defined benefit plans	(17,113)	(28,379)
Share of other comprehensive income of associates accounted for using equity method	130,580	572,874

Total other comprehensive income	225,069	56,014

Comprehensive income	1,354,948	458,855

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	1,303,978	359,186
Comprehensive income attributable to non-controlling interests	50,969	99,669

5

Mitsubishi UFJ Financial Group, Inc.

(3) Notes on Going-Concern Assumption

None.

(4) Notes for Material Changes in Shareholders’ Equity

None.

(5) Changes in Accounting Policies

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

Accounting Standard Board of Japan (“ASBJ”) Implementation Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, June 17, 2021) (“Implementation Guidance on Fair Value Measurement”), has been applied from the beginning of the nine-month period ended December 31, 2022. In accordance with the transitional treatment set forth in paragraph 27-2 of the Implementation Guidance on Fair Value Measurement, MUFG has applied new accounting policies based on the Implementation Guidance on Fair Value Measurement prospectively.

There is no impact on our consolidated financial statements as of the end of and for the nine-month period ended December 31, 2022 due to the application of this Guidance.

(6) Changes in Presentation of Financial Information

“Refund” of income taxes, which was previously included in “Income taxes” on a net basis for the nine months ended December 31, 2021 is presented separately on a disaggregated basis from the nine months ended December 31, 2022 due to the increased significance in the recorded amount. In order to reflect this change in presentation, the consolidated financial statements for the nine months ended December 31, 2021 have been reclassified.

As a result, “Income taxes” of ¥256,408 million previously presented in the consolidated statements of income for the nine months ended December 31, 2021 has been disaggregated and reclassified into “Current” of ¥270,579 million and “Refund” of ¥(14,170) million.

6

Mitsubishi UFJ Financial Group, Inc.

(7) Additional Information

(Estimated impact of the COVID-19 pandemic and the Russia-Ukraine situation relating to allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the uncertain business environment caused by such factors as the prolonged COVID-19 pandemic and Russia-Ukraine situation has had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd. (“the Bank”), our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. The subsidiary makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate, by taking into account the rate of increase in the credit loss rate or the default probability in a more recent period, additional expected losses and other factors, especially in light of the COVID-19 pandemic and the Russia-Ukraine situation. The amount of impact of these adjustments was ¥63,673 million as of December 31, 2022 (¥77,572 million as of March 31, 2022).

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model. No allowance for credit losses was recorded for the loans reclassified as loans held for sale in connection with the execution of the Share Purchase Agreement pursuant to which all of the shares of MUFG Union Bank, N.A. (“MUB”) held by MUFG Americas Holdings Corporation (“MUAH”) will be sold to U.S. Bancorp (“USB”) because these loans are measured at fair value in accordance with ASC Topic 310, “Receivables”.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment with respect to which objective data are not readily available.

7

Mitsubishi UFJ Financial Group, Inc.

The outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation, which are expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that, although the impact of the COVID-19 pandemic will continue, restrictions on economic activity will be eased mainly in major economies, resulting in gradual decrease in the economic impact, and that the uncertainty in the business environment caused by the Russia-Ukraine situation will remain. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the nine-month period ended December 31, 2022, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain and, as we continue to monitor risks, including the risk of a significant economic downturn, which may increase due to, for example, prolongation of high global inflation and significant monetary tightening in various countries as well as cumulative effects of these developments, significant additional provision for credit losses may be recognized for the fiscal year ending March 31, 2023 and subsequent reporting periods due to such and other factors affecting the financial performance of counterparties or the economic environment.

(Valuation losses of a foreign subsidiary which are reflected in MUFG’s consolidated financial statements as of the end of and for the third quarter of the fiscal year ending March 31, 2023, and which are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the fourth quarter of the fiscal year ending March 31, 2023)

In connection with the planned sale of the shares in MUB, MUAH recognized an aggregate of ¥1,044,886 million of losses for the nine months ended September 30, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables,” issued by the FASB. The aggregate losses reflected ¥594,782 million of valuation losses related to securities held for sale recorded as Other operating expenses and ¥449,547 million of valuation losses related to loans held for sale recorded as Other ordinary expenses. All of the losses recognized by MUAH are reflected in MUFG’s consolidated financial statements as of the end of and for the third quarter of the fiscal year ending March 31, 2023.

In connection with the same transaction, it is currently estimated that MUAH will recognize an aggregate of approximately ¥100 billion of gains for the quarter ended December 31, 2022. It is also currently estimated that the aggregate estimated gains will reflect approximately ¥40 billion of valuation gains related to securities held for sale to be recorded as an adjustment to reduce Other operating expenses and approximately ¥50 billion of valuation gains related to loans held for sale to be recorded as an adjustment to reduce Other ordinary expenses. All of the gains recognized by MUAH are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the fourth quarter of the fiscal year ending March 31, 2023.

Any Gains on sale of shares in subsidiaries resulting from the sale of the shares in MUB are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the fourth quarter of the fiscal year ending March 31, 2023.

8

Mitsubishi UFJ Financial Group, Inc.

(8) Significant Subsequent Events

(Sale of MUFG Union Bank, N.A. and Transfer of Certain Businesses of MUFG Union Bank, N.A.)

On December 1, 2022, MUAH, a subsidiary of MUFG whose financial statements as of the end of and for the nine-month period ended September 30, 2022 have been consolidated with MUFG’s financial statements, completed the sale of all of the shares in MUB held by MUAH to USB (hereinafter referred to as the “Share Transfer”).

The MUB businesses that were transferred to USB through the Share Transfer excluded the GCIB (Global Corporate & Investment Banking) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that are retained by MUB), the Global Markets business to the extent related to the GCIB business, which consisted of transactions with clients and investors, and certain assets and liabilities, etc. that were part of shared middle and back office functions, etc. Such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers) were transferred to the Bank and MUAH prior to the Share Transfer for consideration paid in the form of cash.

(A) Business divestiture

(a) Outline of the business divestiture

(i) Name of the acquiring entity

U.S. Bancorp

(ii) Description of the divested businesses

Retail and Commercial Banking businesses of MUB

(iii) Main objectives of the business divestiture

MUFG has viewed the U.S. regional banking business as an important business for the group’s strategy. At the same time, given MUB’s current business environment, including the need for increased technology investments as part of digital transformation, a certain scale is required to maintain and strengthen MUB’s competitiveness.

Under these circumstances, MUFG concluded that transferring MUB to USB, a major U.S. bank with a strong business foundation, would be the most appropriate decision that was expected to lead to providing higher quality financial services to customers and communities and unlock MUB’s potential franchise value. From the perspective of MUFG’s optimization of management resources under the current medium-term business plan, MUFG determined that the sale of MUB and the shift of focus to corporate transactions in the United States would help maximize shareholder value through an increase in capital efficiency.

(ix) Date of the business divestiture

December 1, 2022

(x) Legal form of the business divestiture

Transfer of shares for consideration paid in the form of cash and shares

(b) Overview of the accounting treatment expected to be reflected in the consolidated financial statements as of the end of and for the fourth quarter of the fiscal year ending March 31, 2023

While all amounts are currently under determination, current estimates are as follows.

(i) Amount of gains or losses on the Share Transfer

Gains on sales of shares of subsidiaries: Approximately ¥700 billion

(ii) Amounts of assets and liabilities related to the divested businesses

Assets: Approximately ¥13,640 billion (including loans of approximately ¥7,570 billion and securities of approximately ¥3,120 billion)

Liabilities: Approximately ¥12,980 billion (including deposits of approximately ¥11,800 billion)

9

Mitsubishi UFJ Financial Group, Inc.

(iii) Accounting treatment

The difference between the sale price and the consolidated book value of the transferred shares will be recorded in extraordinary gains as gains on sales of shares of subsidiaries.

(c) Name of the reporting segment in which the divested businesses were mainly included

Global Commercial Banking Business Group

(d) Approximate amount of income or loss related to the divested businesses recorded in the consolidated statement of income for the nine-month period ended December 31, 2022

Total income: ¥360,721 million

Loss before income taxes: ¥968,110 million

(e) Overview of continued involvement related to the business divestiture

MUFG received shares of USB as part of the consideration for the Share Transfer.

In addition, the Bank and USB have entered into a Transitional Service Agreement and a Reverse Transitional Service Agreement with an aim for both the Bank and MUB to be able to smoothly continue to provide high quality financial services even after the Share Transfer. The Bank provides and receives certain services based on such agreements.

In addition, the corporate credit card business for GCIB business customers and certain Japanese customers is expected to be transferred from MUB to the Bank, subject to certain conditions precedent, including the receipt of regulatory approval.

Information on the transaction under common control which occurred in the current fiscal year is also stated in “Significant Subsequent Events” as follows.

(B) Transaction under common control

(a) Overview and objectives of the business transfer

The GCIB business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that are retained by MUB), the Global Markets business to the extent related to the GCIB business, which consisted of transactions with clients and investors, and certain assets and liabilities, etc. that were part of shared middle and back office functions, etc., were transferred to the Bank and MUAH prior to the Share Transfer by the end of November 2022.

The MUFG group continues to view the U.S. market as a strategically important market after the Share Transfer and, through this transaction, aims to optimize management resources with a strategic focus on corporate transactions where the MUFG group believes it can leverage its strengths.

(b) Overview of the accounting treatment applied

The transaction is treated as a transaction under common control under ASBJ Statement No. 21, “Accounting Standard for Business Combinations” (ASBJ, January 16, 2019), and ASBJ Guidance No. 10, “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ, January 16, 2019).

(c) Amounts of assets and liabilities transferred to the Bank in connection with the business transfer

Assets: ¥3,298,438 million (including loans of ¥2,729,179 million)

Liabilities: ¥503,791 million (including acceptances and guarantees of ¥337,944 million)

10

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2022

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Non-consolidated ][ TB Non-consolidated ]	1

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[ MUFG Consolidated ] [ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	5

3. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	6

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	10

6. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	11

7. Statements of Trust Assets and Liabilities	[ TB Non-consolidated ]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2022 (A)	December 31, 2021 (B)
Gross profits	3,579,828	2,950,895	628,933
Gross profits before credit costs for trust accounts	3,579,828	2,950,846	628,982
Net interest income	2,313,738	1,491,350	822,387
Trust fees	107,390	107,925	(535)
Credit costs for trust accounts (1)	—	49	(49)
Net fees and commissions	1,140,584	1,022,681	117,903
Net trading profits	392,691	173,871	218,820
Net other operating profits	(374,575)	155,066	(529,642)
Net gains (losses) on debt securities	(572,392)	66,188	(638,581)
General and administrative expenses	2,198,305	2,017,815	180,489
Amortization of goodwill	15,637	13,147	2,490
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,397,161	946,177	450,983
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,381,523	933,030	448,492
Provision for general allowance for credit losses (2)	78,461	—	78,461
Net operating profits*1	1,459,984	933,079	526,904
Net non-recurring gains (losses)	(611,052)	460,531	(1,071,583)
Credit costs (3)	(660,826)	(117,703)	(543,123)
Losses on loan write-offs*2	(546,999)	(110,646)	(436,352)
Provision for specific allowance for credit losses	(118,502)	—	(118,502)
Other credit costs	4,675	(7,056)	11,732
Reversal of allowance for credit losses (4)	—	25,874	(25,874)
Reversal of reserve for contingent losses included in credit costs (5)	23,208	2,511	20,696
Gains on loans written-off (6)	74,641	61,971	12,670
Net gains (losses) on equity securities	203,113	194,899	8,213
Gains on sales of equity securities	237,258	220,027	17,231
Losses on sales of equity securities	(21,183)	(19,232)	(1,950)
Losses on write-down of equity securities	(12,962)	(5,894)	(7,067)
Equity in earnings of equity method investees	357,673	324,508	33,165
Other non-recurring gains (losses)*2	(608,862)	(31,531)	(577,330)

Ordinary profits	848,932	1,393,611	(544,678)

Net extraordinary gains (losses)	(64,566)	62,595	(127,162)
Net gains (losses) on disposition of fixed assets	259	13,910	(13,650)
Losses on impairment of fixed assets	(11,709)	(36,756)	25,047
Net gains (losses) on sales of shares of affiliates	(29,401)	27,870	(57,272)
Net gains (losses) on change in equity	(23,711)	44,944	(68,655)
Gains on transfer of businesses	—	8,391	(8,391)
Gains on sales of shares of subsidiaries	—	4,240	(4,240)
Profits before income taxes	784,365	1,456,207	(671,841)
Income taxes-current	373,662	270,579	103,083
Refund of income taxes	(49,569)	(14,170)	(35,398)
Income taxes-deferred	57,430	69,919	(12,488)
Total taxes	381,524	326,327	55,196
Profits	402,841	1,129,879	(727,037)
Profits attributable to non-controlling interests	59,665	59,481	184

Profits attributable to owners of parent	343,175	1,070,398	(727,222)

Profits attributable to owners of parent, taking into account gains on sale of shares in MUB*3	1,144,926	1,070,398	74,528

Note:

*1. Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2. In connection with the planned sale of the shares in MUFG Union Bank, N.A. (“MUB”), an aggregate of ¥1,044,886 million of losses were recognized primarily in accordance with Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥594,782 million of valuation losses related to securities held for sale, which are included in Other non-recurring gains (losses), and ¥449,547 million of valuation losses related to loans held for sale, which are included in Losses on loan write-offs.

*3. “Profits attributable to owners of parent, taking into account gains on sale of shares in MUB” reflects the above-described losses of ¥1,044,886 million recognized under accounting treatment applied in connection with the planned sale of the shares in MUB net of ¥801,751 million of extraordinary gains that are expected to be recorded in connection with the sale of the shares in MUB.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(484,515)	(27,296)	(457,219)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2022 (A)	December 31, 2021 (B)
Gross profits	1,756,589	1,448,889	307,699
Gross profits before credit costs for trust accounts	1,756,589	1,448,840	307,749
Net interest income	1,482,251	856,492	625,759
Trust fees	83,944	87,733	(3,788)
Credit costs for trust accounts (1)	—	49	(49)
Net fees and commissions	426,543	369,496	57,047
Net trading profits	(16,618)	41,908	(58,527)
Net other operating profits	(219,532)	93,258	(312,790)
Net gains (losses) on debt securities	(571,159)	55,934	(627,094)
General and administrative expenses	984,733	976,980	7,752
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	771,855	471,859	299,996
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	771,855	471,908	299,947
Net non-recurring gains (losses)	386,573	209,454	177,119
Credit costs (3)	(10,627)	(16,048)	5,420
Reversal of allowance for credit losses (4)	72,026	16,915	55,111
Reversal of reserve for contingent losses included in credit costs (5)	22,312	4,068	18,244
Gains on loans written-off (6)	14,679	12,075	2,604
Net gains (losses) on equity securities	202,037	186,425	15,611
Gains on sales of equity securities	230,158	210,878	19,279
Losses on sales of equity securities	(21,051)	(19,375)	(1,675)
Losses on write-down of equity securities	(7,069)	(5,076)	(1,992)
Other non-recurring gains (losses)	86,144	6,017	80,127

Ordinary profits	1,158,429	681,362	477,066

Net extraordinary gains (losses)	(1,643)	4,947	(6,591)
Income before income taxes	1,156,785	686,310	470,475
Income taxes-current	260,060	186,958	73,101
Refund of income taxes	(41,847)	(12,965)	(28,881)
Income taxes-deferred	82,732	25,062	57,669
Total taxes	300,945	199,055	101,889

Net income	855,840	487,255	368,585

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	98,391	17,059	81,331
Credit costs for trust accounts	—	49	(49)
Provision for general allowance for credit losses	85,812	137,340	(51,527)
Provision for special allowance for credit losses	(19,557)	(118,736)	99,179
Allowance for credit to specific foreign borrowers	5,771	(1,688)	7,459
Losses on loans write-offs	(7,028)	(12,361)	5,332
Provision for contingent losses included in credit costs	22,260	3,928	18,331
Gains on loans written-off	14,679	12,075	2,604
Losses on sales of other loans, etc.	(3,547)	(3,547)	0
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,343,015	415,925	927,090
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	802,518	365,011	437,506

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2022 (A)	December 31, 2021 (B)
Gross profits	1,474,911	1,163,716	311,195
Net interest income	1,119,468	718,767	400,700
Net fees and commissions	355,299	298,974	56,324
Net trading profits	54,642	35,085	19,556
Net other operating profits	(54,498)	110,887	(165,386)
Net gains (losses) on debt securities	(328,855)	69,653	(398,509)
General and administrative expenses	838,585	837,077	1,508
Amortization of goodwill	1,526	1,170	356
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	637,853	327,809	310,043
Net operating profits before provision for general allowance for credit losses	636,326	326,638	309,687
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	636,326	326,638	309,687
Net non-recurring gains (losses)	350,466	178,153	172,312
Credit costs (2)	(10,575)	(15,908)	5,333
Reversal of allowance for credit losses (3)	71,913	16,654	55,259
Reversal of reserve for contingent losses included in credit costs (4)	22,312	4,068	18,244
Gains on loans written-off (5)	14,679	12,054	2,624
Net gains (losses) on equity securities	165,465	156,429	9,035
Gains on sales of equity securities	190,217	178,138	12,078
Losses on sales of equity securities	(19,285)	(17,632)	(1,652)
Losses on write-down of equity securities	(5,466)	(4,076)	(1,390)
Other non-recurring gains (losses)	86,670	4,855	81,815
Ordinary profits	986,792	504,792	482,000
Net extraordinary gains (losses)	674	6,045	(5,371)
Income before income taxes	987,466	510,838	476,628
Income taxes-current	225,362	150,843	74,518
Refund of income taxes	(41,677)	(10,416)	(31,260)
Income taxes-deferred	74,840	19,232	55,607
Total taxes	258,525	159,659	98,866

Net income	728,941	351,178	377,762

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	98,329	16,868	81,461
Provision for general allowance for credit losses	85,699	137,081	(51,381)
Provision for special allowance for credit losses	(19,557)	(118,738)	99,181
Allowance for credit to specific foreign borrowers	5,771	(1,688)	7,459
Losses on loans write-off	(7,028)	(12,361)	5,333
Provision for contingent losses included in credit costs	22,312	4,068	18,244
Gains on loans written-off	14,679	12,054	2,624
Losses on sales of other loans, etc.	(3,547)	(3,547)	0

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	965,182	256,985	708,196
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	680,793	208,311	472,482

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2022 (A)	December 31, 2021 (B)
Gross profits	281,677	285,173	(3,495)
Gross profits before credit costs for trust accounts	281,677	285,123	(3,446)
Trust fees	83,944	87,733	(3,788)
Credit costs for trust accounts (1)	—	49	(49)
Net interest income	362,782	137,724	225,058
Net fees and commissions	71,244	70,521	722
Net trading profits	(71,261)	6,822	(78,083)
Net other operating profits	(165,033)	(17,629)	(147,403)
Net gains (losses) on debt securities	(242,303)	(13,718)	(228,585)
General and administrative expenses	146,147	139,902	6,244
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	135,529	145,221	(9,691)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	135,529	145,270	(9,740)
Net non-recurring gains (losses)	36,107	31,300	4,806
Credit costs (3)	(51)	(139)	87
Reversal of allowance for credit losses (4)	112	260	(147)
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	0	20	(20)
Net gains (losses) on equity securities	36,571	29,996	6,575
Gains on sales of equity securities	39,940	32,739	7,200
Losses on sales of equity securities	(1,765)	(1,743)	(22)
Losses on write-down of equity securities	(1,603)	(1,000)	(602)
Other non-recurring gains (losses)	(525)	1,162	(1,688)
Ordinary profits	171,637	176,570	(4,933)
Net extraordinary gains (losses)	(2,317)	(1,098)	(1,219)
Income before income taxes	169,319	175,472	(6,153)
Income taxes-current	34,527	33,566	961
Income taxes-deferred	7,891	5,830	2,061
Total taxes	42,419	39,396	3,023

Net income	126,899	136,076	(9,176)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	61	190	(129)
Credit costs for trust accounts	—	49	(49)
Provision for general allowance for credit losses	113	258	(145)
Provision for special allowance for credit losses	(0)	1	(1)
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	(0)	—	(0)
Provision for contingent losses included in credit costs	(51)	(139)	87
Gains on loans written-off	0	20	(20)
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	377,833	158,939	218,893
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	121,724	156,700	(34,975)

Mitsubishi UFJ Financial Group, Inc.

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(after write-offs)

	(in millions of yen)
	As of December 31, 2022	As of March 31, 2022
Bankrupt or De facto Bankrupt	231,029	252,148
Doubtful	735,059	799,214
Special Attention	411,704	420,453
Accruing loans contractually past due 3 months or more	21,025	12,104
Restructured loans	390,679	408,348
Subtotal (A)	1,377,792	1,471,816
Normal(B)	132,750,347	122,326,614
Total loans (C=A+B)	134,128,140	123,798,430
Non-performing loans ratio (A)/(C)	1.02%	1.18%

BK and TB Combined including Trust Account

(after write-offs)

	(in millions of yen)
	As of December 31, 2022	As of March 31, 2022
Bankrupt or De facto Bankrupt	79,438	105,939
Doubtful	537,214	602,884
Special Attention	228,883	282,145
Accruing loans contractually past due 3 months or more	12,825	5,601
Restructured loans	216,058	276,544
Subtotal (A)	845,536	990,968
Normal(B)	112,333,544	102,429,934
Total loans (C=A+B)	113,179,081	103,420,902
Non-performing loans ratio (A)/(C)	0.74%	0.95%

BK Non-consolidated

(after write-offs)

	(in millions of yen)
	As of December 31, 2022	As of March 31, 2022
Bankrupt or De facto Bankrupt	79,390	105,796
Doubtful	535,673	601,264
Special Attention	228,883	282,145
Accruing loans contractually past due 3 months or more	12,825	5,601
Restructured loans	216,058	276,544
Subtotal (A)	843,947	989,206
Normal(B)	109,650,984	99,472,730
Total loans (C=A+B)	110,494,931	100,461,936
Non-performing loans ratio (A)/(C)	0.76%	0.98%

TB Non-consolidated

(after write-offs)

	(in millions of yen)
	As of December 31, 2022	As of March 31, 2022
Bankrupt or De facto Bankrupt	47	142
Doubtful	1,537	1,618
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	1,585	1,761
Normal(B)	2,678,478	2,952,474
Total loans (C=A+B)	2,680,064	2,954,236
Non-performing loans ratio (A)/(C)	0.05%	0.05%

TB Non-consolidated: Trust Account

(after write-offs)

	(in millions of yen)
	As of December 31, 2022	As of March 31, 2022
Bankrupt or De facto Bankrupt	—	—
Doubtful	2	1
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	2	1
Normal(B)	4,082	4,728
Total loans (C=A+B)	4,085	4,730
Non-performing loans ratio (A)/(C)	0.07%	0.03%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2022		As of March 31, 2022
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	17,843,129	(269,774)	4,595,108	14,236

	(in millions of yen)
	As of December 31, 2022		As of March 31, 2022
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Available-for-sale securities	64,259,401	800,916	74,909,679	2,391,884
Domestic equity securities	4,133,466	2,526,167	4,613,704	2,914,100
Domestic bonds	31,259,912	(306,274)	40,433,641	(61,811)
Other	28,866,022	(1,418,976)	29,862,332	(460,404)
Foreign equity securities	452,158	(20,875)	218,599	27,791
Foreign bonds	18,988,741	(1,571,109)	22,030,527	(852,866)
Other	9,425,122	173,009	7,613,205	364,670

Note:

*

In connection with the planned sale of the shares in MUB, unrealized losses on such securities which are reported at fair value on the consolidated balance sheet are reported as valuation losses in accordance with ASC Topic 326, “Financial Instruments—Credit losses.” Therefore, Unrealized gains (losses) as of December 31, 2022 in the above table do not include ¥594,782 million of such valuation losses.

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2022		As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	15,407,591	(218,052)	2,728,406	297
Stocks of subsidiaries and affiliates	610,147	463,234	625,594	535,950

	(in millions of yen)
	As of December 31, 2022		As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	47,831,331	873,423	55,874,928	1,904,848
Domestic equity securities	3,447,020	2,049,548	3,855,125	2,380,640
Domestic bonds	29,428,748	(232,548)	37,547,364	(42,152)
Other	14,955,562	(943,576)	14,472,439	(433,638)
Foreign equity securities	410,966	(28,424)	165,955	18,877
Foreign bonds	7,641,501	(949,206)	9,852,226	(581,375)
Other	6,903,093	34,053	4,454,257	128,859

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2022		As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	2,339,005	(50,577)	1,770,646	10,587
Stocks of subsidiaries and affiliates	90,426	(7,258)	68,203	4,512

	(in millions of yen)
	As of December 31, 2022		As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	9,654,281	26,256	12,685,391	471,160
Domestic equity securities	728,860	437,402	790,399	477,909
Domestic bonds	1,809,039	(73,842)	2,852,749	(19,783)
Other	7,116,380	(337,303)	9,042,242	13,035
Foreign equity securities	79	61	63	46
Foreign bonds	5,499,888	(479,321)	6,631,313	(211,307)
Other	1,616,413	141,956	2,410,865	224,295

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2022	For the nine months ended December 31, 2021
ROE	2.88	9.93

Note:

ROE is computed as follows:

Profits attributable to owners of parent × 4 / 3	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period)

+ (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2022	For the nine months ended December 31, 2021
Average interest rate on loans and bills discounted	0.73	0.72
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.73	0.72

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.76	0.75
Interest rate spread	0.76	0.75

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2022	For the nine months ended December 31, 2021
Average interest rate on loans and bills discounted	0.74	0.73
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.74	0.73

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.76	0.75
Interest rate spread	0.76	0.75

TB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2022	For the nine months ended December 31, 2021
Average interest rate on loans and bills discounted	0.37	0.37
Average interest rate on deposits and NCD	0.01	0.02
Interest rate spread	0.35	0.34

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.74	0.69
Interest rate spread	0.73	0.67

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of December 31, 2022	As of March 31, 2022
Deposits (ending balance)	198,739,761	194,249,280
Deposits (average balance)	198,763,473	195,540,350
Loans (ending balance)	101,555,202	93,157,141
Loans (average balance)	98,073,587	91,880,995

	(in millions of yen)
	As of December 31, 2022	As of March 31, 2022
Domestic deposits (ending balance)*	168,223,385	168,282,238
Individuals	91,367,198	88,268,890

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of December 31, 2022	As of March 31, 2022
Deposits (ending balance)	187,892,050	183,356,877
Deposits (average balance)	187,421,902	184,598,552
Loans (ending balance)	99,182,464	90,421,234
Loans (average balance)	95,352,216	89,038,475

	(in millions of yen)
	As of December 31, 2022	As of March 31, 2022
Domestic deposits (ending balance)*	158,685,298	158,934,418
Individuals	85,131,193	82,053,180

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of December 31, 2022	As of March 31, 2022
Deposits (ending balance)	10,847,710	10,892,403
Deposits (average balance)	11,341,571	10,941,798
Loans (ending balance)	2,372,738	2,735,906
Loans (average balance)	2,721,371	2,842,520

	(in millions of yen)
	As of December 31, 2022	As of March 31, 2022
Domestic deposits (ending balance)*	9,538,086	9,347,819
Individuals	6,236,005	6,215,710

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2022	As of December 31, 2022
Assets:
Loans and bills discounted	1,120,418	1,226,501
Securities	67,663,477	67,367,474
Beneficiary rights to the trust	108,857,810	115,544,657
Securities held in custody accounts	3,230,600	3,492,380
Monetary claims	40,409,077	32,419,936
Tangible fixed assets	19,066,909	20,183,448
Intangible fixed assets	147,570	163,524
Other claims	2,520,092	2,596,285
Call loans	1,292,609	3,401,303
Due from banking account	11,862,710	9,188,610
Cash and due from banks	5,124,019	6,306,042

Total	261,295,295	261,890,164

Liabilities:
Money trusts	29,852,422	30,411,782
Pension trusts	12,339,538	12,016,177
Property formation benefit trusts	6,532	6,243
Investment trusts	112,937,424	117,945,933
Money entrusted other than money trusts	5,820,407	6,448,588
Securities trusts	5,795,848	5,871,650
Monetary claim trusts	36,599,637	28,549,860
Equipment trusts	138,279	157,771
Land and fixtures trusts	18,522	18,440
Composite trusts	57,786,682	60,463,716

Total	261,295,295	261,890,164

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.

	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 485,019 millions of yen as of March 31, 2022 and 362,771 millions of yen as of December 31, 2022, respectively.

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